EXHIBIT 12.2

BOISE AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

	Year Ended December 31
	____________________________________________
	2001	2000	1999	1998	1997
	_______	_______	_______	_______	_______
	(thousands, except ratios)

Interest costs	$128,970	$152,322	$146,124	$159,870	$137,350
Interest capitalized during the period	1,945	1,458	238	1,341	10,575
Interest factor related to noncapitalized leases (a)	11,729	13,394	13,065	11,308	11,931
	_______	_______	_______	_______	_______
Total fixed charges	142,644	167,174	159,427	172,519	159,856
Preferred stock dividend requirements -- pretax	15,180	16,019	17,129	19,940	44,686
	_______	_______	_______	_______	_______
Combined fixed charges and preferred dividend requirements	$157,824	$183,193	$176,556	$192,459	$204,542
	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$(47,611)	$298,331	$355,940	$(16,878)	$(28,930)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	8,039	(2,061)	(6,115)	3,791	5,180
Total fixed charges	142,644	167,174	159,427	172,519	159,856
Less interest capitalized	(1,945)	(1,458)	(238)	(1,341)	(10,575)
	_______	_______	_______	_______	_______
Total earnings before fixed charges	$101,127	$461,986	$509,014	$158,091	$125,531
	=======	=======	=======	=======	=======
Ratio of earnings to combined fixed charges and preferred dividend requirements	-	2.52	2.88	-	-

Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$56,697	$-	$-	$34,368	$79,011

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.